[CPSI Letterhead]
December 5, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Stephen Krikorian

Re:	Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 12, 2014
File No. 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated November 20, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in bold, followed by the Company’s response.

Notes to Consolidated Financial Statements

Note 10. Financing Receivables, page 68

1.
Tell us what consideration you gave to including financing receivables related to your short-term payment plans in all of your disclosures required by ASC 310-10-50. In this regard, we note that your Second Generation Meaningful Use Installment Plans are included as a component of the short-term payment plans that are included in financing receivables, current portion, net on the consolidated balance sheets. Although you disclose that your short-term payment plans typically have expected terms from 3 to 12 months, your disclosure on page 36 appears to indicate that the overall contractual payment period for Second Generation Meaningful Use Installment Plans is up to three years. Please reconcile these disclosures and explain how you considered ASC 310-10- 50-7B. As part of your response, also provide justification for your balance sheet classification.

The Company’s Response: In response to the comment, the information below is organized into two sections: (1) Expected Term vs. Maximum Contractual Term and Related Balance Sheet Classification, and (2) Disclosure Considerations. Our response to this comment should be read in conjunction with our response to Comment 2 below, which provides a detailed discussion of our Second Generation Meaningful Use Installment Plans, including expectations regarding the timing of receipt of related Electronic Health Record ("EHR") incentive amounts and the expected magnitude of those amounts.

Expected Term vs. Maximum Contractual Term and Related Balance Sheet Classification

In our response to Comment 2 below, management provides its rationale for the conclusion, at the outset of the Second Generation Meaningful Use Installment Plans, that the expected collection period for these arrangements is 3 to 12 months, despite the maximum contractual term of three years. This expected term for the Second Generation Meaningful Use Installment Plans supports the current classification of all amounts as current on the consolidated balance sheet, as ASC 310-10-45-9 states:

As indicated in its definition for accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or

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December 5, 2014

consumed during the normal operating cycle of the business. Paragraph 210-10-45-1 notes that the term current assets comprehends the following types of receivables:

a.	Trade accounts, notes, and acceptances receivable.

b.	Receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within a year

c.	Installment or deferred accounts and notes receivable if they conform to normal trade practices and terms within the business

To clarify the disclosures relating to the expected terms for our short-term payment plans as disclosed in Note 10 and the maximum contractual term of the Second Generation Meaningful Use Installment plans as disclosed in Management’s Discussion and Analysis, in future filings, we will replace the first paragraph found under the caption Second Generation Meaningful Use Installment Plans in Note 10 to the financial statements with the following:

Beginning in the fourth quarter of 2012, we ceased offering First Generation Meaningful Use Installment Plans to our customers, opting instead for license agreements with payment terms that provide us with greater visibility into and control over the customer’s meaningful use attestation process and significantly reducing the maximum timeframe over which customers must satisfy their full payment obligations in purchasing our system (“Second Generation Meaningful Use Installment Plans”). As the overall payment period durations of the Second Generation Meaningful Use Installment Plans are consistent with that of our historical system sale financing arrangements, revenues under the Second Generation Meaningful Use Installment Plans are recognized upon installation of our EHR solution. Although these arrangements provide for a maximum payment term of three years, management has determined the expected term for these arrangements to be less than one year due to (a) historical collection patterns of required EHR incentive payment amounts and (b) the estimated significance of those amounts, the receipt of which is expected to result in minimal or no remaining balance for the related arrangements. As a result, all related amounts are included as a component of financing receivables, current portion, net in the accompanying consolidated balance sheets and as a component of short-term payment plans within this Note 10.

Additionally, due to the differing economics of the Second Generation Meaningful Use Installment Plans as compared to our historical short-term payment plan arrangements (which typically called for fixed payment amounts over periods not to exceed 12 months) and the significance of the Second Generation Meaningful Use Installment Plans to the Company’s financial statements, in future filings management will replace the paragraph and corresponding tabular disclosure immediately following the Short-Term Payment Plans caption within Note 10 to the financial statements with the following:

The Company has sold information and patient care systems to certain healthcare providers under Second Generation Meaningful Use Installment Plans (see below) with maximum contractual terms of three years and expected terms of less than one year and other arrangements requiring fixed monthly payments over terms ranging from 3 to 12 months (“Fixed Periodic Payment Plans”). These receivables, collectively referred to as short-term payment plans and included in the current portion of financing receivables, were comprised of the following on December 31, 20X1 and 20X0:

	December 31, 20X1	December 31, 20X0
Second Generation Meaningful Use Installment Plans, gross	$XX,XXX,XXX	$XX,XXX,XXX
Fixed Periodic Payment Plans, gross	X,XXX,XXX	X,XXX,XXX
Short-term payment plans, gross	$XX,XXX,XXX	$XX,XXX,XXX

Less: allowance for losses	(X,XXX,XXX)	(X,XXX,XXX)
Less: unearned income	(XX,XXX)	(XX,XXX)
Short-term payment plans, net	$XX,XXX,XXX	$XX,XXX,XXX

Disclosure Considerations

Consistent with our letter to the Commission Staff dated July 18, 2012, submitted in response to a previous Staff comment letter, we assess our disclosures pertaining to financing receivables, including short-term payment plans, against the disclosure requirements set forth in ASC 310-10-50 to ensure continued compliance with the applicable

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December 5, 2014

standards at each reporting period. The Company has disclosed in its Form 10-K for the year ended December 31, 2013 all required information with the exception of items that are deemed to be either not applicable to our financing receivables, not material to the financial statements, or not considered by management to be a significant accounting policy requiring inclusion in the notes to the financial statements.

The Company has reviewed each of the disclosure requirements of ASC 310-10-50 and compared these requirements to the Company’s disclosures contained in its Summary of Significant Accounting Policies and Note 10 - Financing Receivables and notes the following in response to the Staff’s comment above, specifically as the disclosures relate to the Company’s short-term payment plans:

Accounting Policies for Loans and Trade Receivables

Regarding the accounting policies for our short-term payment plans (ASC 310-10-50-2 through 50-4A), we note the following:

•
The basis for accounting for short-term payment plans is appropriately disclosed within the Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013. See ASC 310-10-50-2(a).

•
No portion of our short-term payment plans represent nonmortgage loans held for sale or interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment. As a result, these disclosure requirements are not applicable to the Company’s short-term payment plans. See ASC 310-10-50-2(b) and (c).

•
As disclosed within the Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013, our short-term payment plans do not bear interest, resulting in the disclosures required by ASC 310-10-50-2(d) being inapplicable to the Company’s short-term payment plans.

•
Regarding the presentation of major categories of loans and trade receivables, these amounts are separately presented in the consolidated balance sheet, to be further augmented by the separate disclosure of balances due under Second Generation Meaningful Use Installment Plans as proposed above. See ASC 310-10-50-3.

•
The allowance for credit losses and unearned income amounts related to short-term payment plans are disclosed in Note 10 - Financing Receivables. Our short-term financing receivables do not result in any discount, premium, or unamortized deferred fees and costs, resulting in the related policy disclosure requirements being inapplicable to the Company’s short-term payment plans. See ASC 310-10-50-4.

•
Our policy for charging off uncollectible accounts related to short-term payment plans is appropriately disclosed within the Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013. See ASC 310-10-50-4A.

Assets Serving as Collateral

We currently have no debt arrangements in place whereby any amount due under short-term payment plans serve as collateral. As a result, the related disclosures are inapplicable to the Company’s short-term payment plans. See ASC 310-10-50-5.

Nonaccrual of Past Due Financing Receivables

Regarding disclosures related to nonaccrual of past due financing receivables (ASC 310-10-50-5A through 50-8), we note the following:

•
As disclosed within the Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013, our short-term payment plans do not bear interest, resulting in the related policy disclosures for placing short-term payment plans on non-accrual status, recording payments received on nonaccrual receivables, and the policy for resuming accrual of interest being inapplicable. Similarly, the disclosures for the recorded investment in financing receivables on nonaccrual status and the recorded investment in financing receivables past due 90 days or more and still accruing are inapplicable. See ASC 310-10-50-6(a) through (c) and 50-7.

Securities and Exchange Commission
December 5, 2014

•
The Company’s policy for determining past due or delinquency status for all financing receivables, including short-term payment plans, is disclosed within the Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013. See ASC 310-10-50-6(e).

•
ASC 310-10-50-7B specifies that the requirement found in ASC 310-10-50-7A to provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy, does not apply to trade accounts receivable that have a contractual maturity of one year or less and that arose from the sale of goods or services.

Management has determined that the entirety of the amounts recorded as short-term payment plans (including Second Generation Meaningful Use Installment Plans), which the Company considers to be trade receivables, are appropriately accounted for as having contractual terms of one year or less, as this is consistent with the expected term of the arrangements based on the customers’ obligations under contractual provisions. This assessment was based on the following observations:

◦	The Company’s Fixed Periodic Payment Plans contain mutually agreed-upon terms that require all amounts to be paid in full with maximum contractual terms not exceeding 12 months.

◦
The Company’s Second Generation Meaningful Use Installment Plans, although containing maximum contractual terms of three years, require that customers must remit any and all EHR incentive payments received from Medicare and/or Medicaid upon receipt. As noted in management’s response to Comment 2 below, management can reasonably estimate that such EHR incentive funds will be received within one year of installation and that such amounts will be sufficient to retire the substantial majority of the related amounts outstanding. As a result of the reasonable expectation regarding the timing of payment of the contractually required EHR incentive funds, management concluded that these arrangements are appropriately accounted for as also having an expected maturity, based on contractual provisions, of one year or less.

Additionally, the only material component of the Company’s short-term payment plans at December 31, 2013 were those amounts recorded under Second Generation Meaningful Use Installment Plans, which comprised approximately $23.9 million of the total $25.3 million outstanding for all short-term payment plans. Past due amounts under these arrangements were immaterial as of December 31, 2013 as the only amounts that had become due by that date were amounts related to EHR incentive funds which the Company had successfully collected substantially all by December 31, 2013.

Accounting Policies for Off-Balance-Sheet Credit Exposures

The disclosures required and described in ASC 310-10-50-9 and 50-10 are not applicable to the Company’s short-term payment plans as we have no off-balance-sheet credit exposures.

Foreclosed and Repossessed Assets

The disclosures required and described in ASC 310-10-50-11 are not applicable to the Company’s short-term payment plans as we have no foreclosed or repossessed assets.

Allowance for Credit Losses Related to Financing Receivables

Regarding the required disclosures for the allowance for credit losses related to financing receivables (ASC 310-10-50-11A through 50-14), we note the following:

•
Although the same exception provided in ASC 310-10-50-7B applies to disclosures of the entity’s accounting policies and methodology used to estimate the allowance for credit losses, our disclosures under the caption Credit Quality of Financing Receivables and Allowance for Credit losses within Note 10 to the financial statements provide this information for all financing receivables as a whole, as our financing receivables are comprised of a single portfolio segment, as defined by the ASC. See ASC 310-10-50-11B(a).

•
As stated previously, our policy for charging off uncollectible accounts related to short-term payment plans is appropriately disclosed within the Summary of Significant Accounting Policies in our Form 10-K for the year-ended December 31, 2013. See ASC 310-10-50-11B(b).

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December 5, 2014

•
Note 10 to the financial statements includes a disclosure, in tabular format, of the allowance for credit losses for each period, including the balance of the allowance at the beginning and end of each period, the current period provision, direct write-downs charged against the allowance, and recoveries of amounts previously written off. See ASC 310-10-50-11B(c), 50-11B(d), and 50-14.

•
There have been no purchases or sales of financing receivables, including short-term payment plans, and our financing receivable review procedures have not resulted in a conclusion that it is probable that any financing receivables have been impaired (we have identified no financing receivables requiring separate evaluation for impairment). As a result, the disclosure requirements described by ASC 310-10-50-11B(e) through (h) are not applicable.

Impaired Loans

We had no impaired loans related to our financing receivables, including short-term payment plans, at December 31, 2013. As a result, none of the disclosures required by ASC 310-10-50-14A through 50-20 are applicable to the Company’s short-term payment plans.

Loss Contingencies

We have identified no loss contingencies related to our financing receivables, including short-term payment plans, at December 31, 2013. As a result, none of the disclosures required by ASC 310-10-50-21 through 50-24 are applicable to the Company’s short-term payment plans.

Risks and Uncertainties

The Summary of Significant Accounting Policies contained in our Form 10-K for the year ended December 31, 2013 includes a disclosure of the use of estimates. Our financing receivables contain no other risks and uncertainties that are considered significant and unique related to the nature of operations, certain significant estimates, or vulnerability due to certain concentrations. As a result, we have concluded that no additional disclosure is required related to ASC 310-10-50-25.

Management notes that the aforementioned estimates regarding the timing and magnitude of EHR incentive payments due the Company under Second Generation Meaningful Use Installment Plans do have a significant impact on the financial statements (in terms of balance sheet classification) and related disclosures. In determining whether a discussion of these estimates was necessary to disclose in the Company’s Form 10-K for the year-end December 31, 2013, management reviewed the requirements set forth in ASC 275-10-50-8, which states:

Disclosure regarding an estimate shall be made when known information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that both of the following criteria are met:

a.
It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. (The term reasonably possible as used in this Subtopic is consistent with its use in Subtopic 450-20 to mean that the chance of a future transaction or event occurring is more than remote but less than likely.)

b.	The effect of the change would be material to the financial statements.

Management concluded that, as of the date the financial statements were issued, it was not reasonably possible that the estimate of the effect on the financial statements will change in the near term and that, if such an event were to occur, the effect of the change would not be material to the financial statements.

Fair Value Disclosures

ASC 825-10-50-8 specifically excludes lease contracts from the respective disclosure requirements. All of our financing receivables, including short-term payment plans, meet the definition of sales-type leases, as defined by ASC 840-10-25. As a result, the disclosures required by ASC 310-10-50-26 are not applicable to the Company’s short-term payment plans.

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December 5, 2014

Credit Quality Information

ASC 310-10-50-27 states that the same exception provided in ASC 310-10-50-7B applies to disclosures regarding credit quality information. As a result, management has determined that the disclosures required by ASC 310-10-50-28 through 50-30 are not applicable to the Company’s short-term payment plans.

Modifications

As the Company has experienced no troubled debt restructurings, the disclosures required by ASC 310-10-50-31 through 50-34 are not applicable to the Company’s short-term payment plans.

2.
Please provide your analysis supporting the conclusion that the overall payment period durations of the Second Generation Meaningful Use Installment Plans are consistent with that of your historical system sale financing arrangements. Explain how you determined that the related revenue recognition criteria are met upon installation.

The Company’s Response: The American Recovery and Reinvestment Act of 2009 (the “ARRA”) has significantly impacted our business by providing significant cash incentives to U.S. healthcare providers that adopt and achieve meaningful use of qualifying EHR platforms. Consequently, as our new system installation customers have expected and continue to expect significant cash inflows in the form of EHR incentive payments from the federal government and state governments, we have experienced a significant demand for financing arrangements allowing these customers to minimize the near-term impact on their current cash resources. Our response to such demand has been the implementation of financing arrangements that allow customers to utilize anticipated cash inflows under the ARRA’s EHR incentive program in satisfaction of their payment obligations in purchasing our EHR solution.

The initial form of these arrangements, implemented in 2012, required customers to remit to the Company incentive payments (not to exceed the remaining balance of the contract price) received under the EHR incentive program, with only nominal payment amounts required until the customer’s receipt of such incentive payments. Certain of these arrangements were considered sales-type leases allowing for revenue recognition upon installation, while others required revenue recognition as payments became due and have been labeled by the Company as First Generation Meaningful Use Installment Plans. These arrangements are collectively referred to as the “2012 Arrangements.”

Beginning in the fourth quarter of 2012, we ceased offering the 2012 Arrangements to our customers, opting instead for license agreements with payment terms that provide us with greater visibility into and control over the customer’s meaningful use attestation process and significantly reducing the maximum timeframe over which customers must satisfy their full payment obligations in purchasing our system (which we refer to as “Second Generation Meaningful Use Installment Plans”). Under these arrangements, for the first two years following execution of the contract, a customer is only required to remit to us Medicare and Medicaid incentive payments (not to exceed the remaining balance under the arrangement) received for adoption of a qualifying EHR upon receipt of such funds. Upon the expiration of this two-year period, the remaining balance (if any) is required to be paid in full over a period not to exceed 12 months, resulting in a maximum contractual term of three years.

Our software license agreements are governed by the standards reflected in ASC 985-605, Software - Revenue Recognition. ASC 985-605-25-3 specifies that revenue related to software arrangements not requiring significant production, modification or customization is to be recognized when (a) persuasive evidence of an arrangement exists, (b) delivery has occurred, (c) the vendor’s fee is fixed or determinable, and (d) collectability is probable. The following is a discussion of each of these four revenue recognition criteria, specifically as they relate to the Company’s Second Generation Meaningful Use Installment Plans.

Persuasive Evidence of an Arrangement Exists

Each of the Company’s Second Generation Meaningful Use Installment Plans are pursuant to License Agreements which are fully executed by all required parties before the installation of the related software applications and shipment of related hardware components, serving as persuasive evidence that an arrangement exists. Each License Agreement includes an exhibit detailing the payment terms to which the parties have mutually agreed.

Delivery Has Occurred

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December 5, 2014

The License Agreements comprising the Second Generation Meaningful Use Installment Plans govern the sale of information systems, which includes perpetual software licenses, conversion, installation and training services, along with related hardware and peripheral devices. Hardware and peripheral devices are considered delivered upon shipment to the customer, at which time revenue is recognized. The method of recognizing revenue associated with the perpetual licenses of the associated software modules included in the arrangement, and the related conversion, installation and training services is on a module by module basis as the respective conversion, installation and training for each specific module is completed, as this is representative of the pattern of performance.

The Vendor’s Fee is Fixed or Determinable

ASC 985-605-25-32 lists certain factors that affect the determination of whether a fee is fixed or determinable and collectible, which includes “extended payment terms” (the other three factors listed in the ASC are not applicable to the Company’s Second Generation Meaningful Use Installment Plans). The FASB provides in ASC 985-605-25-33 that extended payment terms affect the determination of whether a fee is fixed or determinable, stating that:

Because a product’s continuing value may be reduced due to the subsequent introduction of enhanced products or services by the vendor or its competitors, the possibility that the vendor still may provide a refund or concession to a creditworthy customer to liquidate outstanding amounts due under the original terms of the arrangement increases as payment terms become longer.

ASC 985-605-25-34 continues as follows (emphasis added):

For the reason cited in the preceding paragraph, any extended payment terms in a software licensing arrangement may indicate that the fee is not fixed or determinable. Further, if payment of a significant portion of the software licensing fee is not due until after expiration of the license or more than 12 months after delivery, the licensing fee shall be presumed not to be fixed or determinable.

The presumption that the licensing fee is not fixed or determinable in the presence of extended payment terms is not an insurmountable presumption, as the FASB continues to state in ASC 985-605-25-34:

However, this presumption may be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In such a situation, a vendor shall consider such fees fixed or determinable and shall recognize revenue upon delivery of the software, provided all other conditions for revenue recognition in this Subtopic have been satisfied.

ASC 985-605-55-25 provides further guidance on determining whether historical evidence is sufficient to overcome the aforementioned assumption, stating:

In evaluating a vendor’s history, the historical arrangements should be comparable to the current arrangement relative to terms and circumstances to conclude that the history is relevant.

ASC 985-605-55-25 provides the following factors to consider in determining whether such history is relevant:

1.	Similarity of customers

2.	Similarity of products

3.	Similarity of license economics

The Company’s customers with payment arrangements under Second Generation Meaningful Use Installment Plans are comprised of hospitals within our target market of rural and community hospitals, sharing economic characteristics that are substantially the same as our historical customer base. As such, management concluded that similarity of customers existed. With regard to similarity of products, the software applications sold under Second Generation Meaningful Use Installment Plans were similar to those applications previously sold under both standard terms and sales-type lease arrangements in terms of functionality, stage of product life cycle, and elements included in the arrangement, resulting in a conclusion that similarity of products existed.

Securities and Exchange Commission
December 5, 2014

In assessing whether similarity of license economics existed, the guidance found in ASC 985-605-55-25(c) indicates similarities should exist in terms of both the length of payment terms and the economics of the license arrangement, stating:

1.
Length of payment terms. For the history to be considered relevant, the overall payment terms should be similar. Although a nominal increase in the length of the payment terms may be acceptable, a significant increase in the length of the payment terms may indicate that the terms are not comparable.

2.
Economics of the license arrangement. The overall economics and term of the license arrangement should be reviewed to ensure that the vendor can conclude that the history developed under a previous arrangement is relevant, particularly if the primary products licensed are near the end of their lives and the customer would not be entitled to the updated version under a postcontract support arrangement.

Length of Payment Terms
The maximum payment term length of the Company’s Second Generation Meaningful Use Installment Plans is three years (two years under which only EHR incentive funds are to be remitted to the Company, followed by a period of 12 months over which the remaining balance is to be paid in-full). We have a long-standing history of entering into long-term payment arrangements under sales-type leases with terms ranging from two to five years and, as disclosed in Note 10 to our Form 10-K for the year ended December 31, 2013, we have a history of successfully collecting amounts due under the original payment terms of these arrangements without making concessions. As a result, management concluded that similarity in length of payment terms existed at the outset of the Second Generation Meaningful Use Installment Plans.

Economics of the License Arrangement
The form of the Company’s historical sales-type leases have typically required payments of fixed amounts at fixed intervals, with some requiring a large, final balloon payment at the expiration of the arrangement. Additionally, as discussed previously and as disclosed in our Form 10-K for the year ended December 31, 2013, during 2012 the Company offered payment terms to new system installation customers that required customers to remit to the Company incentive payments received under the EHR incentive program, with only nominal periodic payment amounts required until the customer’s receipt of such incentive payments (the 2012 Arrangements).

At the outset of the 2012 Arrangements, management assessed the overall terms of the arrangements against the revenue recognition criteria of ASC 985-605 (particularly 985-605-25-34 and 985-605-55-25), excluding the expected timing of receipt of EHR incentive funds as, at that time, the Company had insufficient history of successfully collecting the EHR incentive funds. Additionally, the terms of these arrangements gave management little contractual rights with regard to visibility into and control over the customer’s EHR attestation process. Those 2012 financing arrangements with calculated terms (excluding the effect of EHR incentive funds) exceeding the historical sales-type lease range of two to five years were considered to not be consistent with our historical financing arrangements and, as a result, the related revenue was required to be recognized as the related payments became due. These arrangements have been labeled as “First Generation Meaningful Use Installment Plans” in our Form 10-K for the year ended December 31, 2013. Conversely, those 2012 Arrangements with calculated terms (excluding the effect of EHR incentive funds) consistent with our historical financing terms of two to five years were considered sales-type leases for which revenue was to be recognized upon installation.

Although the Company had insufficient history of successfully collecting the EHR incentive funds at the time of evaluating the revenue recognition requirements for the 2012 Arrangements, management considered the subsequent history on these 2012 Arrangements as relevant to the evaluation of the relevant revenue recognition criteria for the Second Generation Meaningful Use Installment Plans. As discussed previously, the payment stream under the Second Generation Meaningful Use Plans contains both a fixed periodic payment component and an EHR incentive fund payment component, with a maximum term of three years (2 years of EHR incentive fund payments only, followed by twelve months of fixed periodic payment amounts). At the outset of the arrangements, management was able to conclude that it had sufficient relevant history with regard to the fixed periodic payment component by comparison to its historical sales-type leases and with regard to the EHR incentive fund payment component by comparison to the 2012 Arrangements.

The table below summarizes the activity for these 2012 Arrangements, which had installation dates spread relatively evenly throughout 2012, during the years ended December 31, 2012 and 2013 and for the eleven months ended November 30, 2014 (amounts rounded to nearest thousand):

Securities and Exchange Commission
December 5, 2014

	Beginning Balance	Additions to Outstanding Amounts	Scheduled Periodic Payments Received	EHR Incentive Amounts Received	Ending Balance
Year ended December 31, 2012	$—	$17,234,000	$(1,783,000)	$(5,539,000)	$9,912,000
Year ended December 31, 2013	9,912,000	1,079,000	(1,434,000)	(5,685,000)	3,872,000
11 months ended November 30, 2014	3,872,000	17,000	(501,000)	(1,170,000)	2,218,000
Totals	$—	$18,330,000	$(3,718,000)	$(12,394,000)	$2,218,000

As reflected in the table above, approximately 79% of the total “Additions to Outstanding Amounts” for the 2012 Arrangements had been successfully collected through either scheduled periodic payments or EHR incentive amounts as of December 31, 2013. Because the form of the 2012 arrangements contained little to no specificity in regards to timing of customer attestation for EHR incentive funds and, similarly, little to no contractual provisions granting the Company additional insight into and control over the attestation process, we experienced lengthy delays for certain customers in attesting for EHR incentive funds. However, despite the lack of such contractual terms in the 2012 Arrangements, the majority of the 2012 Arrangements (17 in total) were effectively paid off during 2013, with approximately 66% of the total amount outstanding at December 31, 2013 resulting from two customers and 66% of the total amount outstanding at November 30, 2014 resulting from a single customer. Additionally, the “EHR Incentive Amounts Received” for the 2012 Arrangements were somewhat suppressed by the systematic reduction of amounts outstanding through scheduled periodic payments, thereby reducing the amount of EHR incentive amounts necessary to satisfy the remaining obligation.

To prevent the lengthy delays in EHR incentive attestations for certain of our 2012 Arrangements from repeating in our population of Second Generation Meaningful Use Installment Plans, contractual terms were included in the arrangements granting the Company more insight into and control over the customer’s EHR incentive attestation process. Specifically, these contractual terms require that:

1.
All software applications necessary for successful EHR incentive attestation must be installed within three months of the “initial system go-live date” (the date at which the customer begins using the financial applications within our comprehensive software solution).

2.	The customer must complete the necessary EHR incentive attestation within the next 90-day reporting period available 30 days after the completed installation.

The customer’s failure to meet the contractual provisions cited in (1) and (2) above results in all amounts under the contract being due immediately, per contract provisions. Our ability to enforce such immediate payment terms is enforced not only by the legal obligation imposed by the executed agreements, but further by the unique leverage that EHR vendors have over customers in collection of amounts due. Because EHR systems are vital to hospital operations, including the submission of insurance and Medicare/Medicaid claims for payment, we have at our disposal the option to terminate support for the applications, which would have dire financial consequences (including potential bankruptcy) to the hospital customer.

These contractual terms, when coupled with information published by the U.S. Department of Health and Human Services (in its Electronic Health Record (EHR) Incentive Program FAQs, dated October 31, 2012) stating that Medicare EHR incentive payments to eligible hospitals and critical access hospitals will be made approximately four to eight weeks after successful attestation, allowed management to estimate with relative accuracy the maximum timeframe between system go-live date and receipt of incentive amounts to be approximately nine months.

As disclosed in our Form 10-K for the year ended December 31, 2012 (the most recent Form 10-K immediately preceding the outset of the majority of our Second Generation Meaningful Use Installment Plans), approximately 273 of our customers had self-reported to the Company the receipt of payments for EHR adoption totaling more than $277 million, for an average of approximately $1 million per successful attestation. This average amount, when compared to the average installation size for all 2012 new system installations of $1.1 million, suggested that approximately 90% of the cost of our system was expected to be funded by payments from the EHR incentive programs. Additionally, it should be noted that the Medicare EHR incentive program allows for a maximum of four consecutive years of incentive payment amounts, with the payment amounts reflected above for our total customer base only reflecting the first year of EHR incentive payments for the substantial majority of our customers. Consequently, by the time of filing

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December 5, 2014

of our Form 10-K for the year ended December 31, 2013, approximately 420 of our customers had received payments totaling approximately $577 million, for an average of approximately $1.4 million per successfully attesting customer. This experience among our entire customer base served as the basis for management’s expectation regarding the magnitude of these payments and, when coupled with our reasonable expectations regarding the customer’s receipt of such funds as discussed above, resulted in an expectation that the substantial majority of amounts due under these arrangements will be due and received within one year of installation.

Collectability is Probable

The determination that collectability is probable for our Second Generation Meaningful Use Installment Plans is based in part on our standard review of each potential target customer for financial soundness prior to contract execution, combined with the unique leverage that EHR vendors have over customers in collecting amounts due, as discussed above. The collectability of amounts due under Second Generation Meaningful Use Installment Plans is further augmented by the high probability of significant customer cash inflows in the form of EHR incentive payments that are contractually required to be remitted to us upon receipt. As a result, management concluded that collectability under these arrangements is probable.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4013. Thank you very much for your attention to this matter.

Very truly yours,

/s/ David A. Dye

David A. Dye
Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.
Matt J. Chambless, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.